Exhibit 99.1

JOINT FILING AGREEMENT

AGREEMENT dated as of December 30, 2019 by and between MADERIC Holding Company, a Cayman Islands company and Dr. Wirawan Jusuf (together, the “Parties”).

Each Party hereto represents to the other Party that it is eligible to use Schedule 13D to report its beneficial ownership of common stock, $0.00267 par value per share, of Indonesia Energy Corporation Limited. Each Party hereto agrees that the Schedule 13D, dated December 31, 2019, relating to such beneficial ownership, is filed on behalf of each of them.

Each of the Parties agrees to be responsible for the timely filing of the Schedule 13D and any and all amendments thereto and for the completeness and accuracy of the information concerning itself contained in the Schedule 13D, and the other Party to the extent it knows or has reason to believe that any information about the other Party is inaccurate.

Date: December 31, 2019	MADERIC Holding Company, By: MADERIC Holding Company, its Managing Member

	By:	/s/ Dr. Wirawan Jusuf
Name: Dr. Wirawan Jusuf
Title: Director

Date: December 31, 2019		/s/ Dr. Wirawan Jusuf
Name: Dr. Wirawan Jusuf